

Mail Stop 3233

December 8, 2017

Via E-Mail
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

**Re:** **Groundfloor Finance Inc.**
**Amendment No. 1 to**
**Offering Statement on Form 1-A**
**Filed November 30, 2017**
**File No. 024-10753**

Dear Mr. Dally:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2017 letter.

Description of the Company's Business

Background

Financing Projects through the Groundfloor Platform, page 37

1.    We note your responses to comments 2 and 3 of our letter. We further note your revised disclosure on pages 37 and 43. Please clarify whether the maximum loan amount is limited to the total project costs disclosed in the project summary. To the extent a loan could exceed the total project costs, please tell us how the current disclosure framework is appropriate.

Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc:     Nick Bhargava